Ex-99.h.6.D

Schedule B

Compensation pursuant to Section VII of this Agreement shall be calculated in accordance with the following schedule:

0.05% of the Funds’ first $5 billion of aggregate average daily net assets;
0.04% of the Funds’ next $1 billion of aggregate average daily net assets;
0.03% of the Funds’ next $1 billion of aggregate average daily net assets;
0.02% of the Funds’ next $1 billion of aggregate average daily net assets; and
0.01% of the Funds’ aggregate average daily net assets in excess of $8 billion.

ATTEST:
Scout Funds		Scout Investments, Inc.
By:	/s/ Andrew J. Iseman	By:	/s/ Andrew J. Iseman
	Name: Andrew J. Iseman Title: President Date: March 1, 2016		Name: Andrew J. Iseman Title: CEO Date: March 1, 2016